UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras updates 2026 operational and financial projections

—

Rio de Janeiro, November 10, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that it has raised its 2026 production projections. The estimate for total oil and gas production attributable to Petrobras has increased from 3.1 million boed to a range of 3.3 million to 3.4 million boed. The projection for oil and NGL production has increased from 2.5 million bpd to a range of 2.7 million to 2.8 million bpd.

The revision reflects the company’s consistent progress in operational efficiency, with significant gains from investments made in recent years in maintenance and asset integrity, as well as optimized reservoir management, increased nominal production capacity at certain projects, accelerated platform ramp-ups and the bringing forward of first oil from P-79 in Búzios. Taken together, these factors strengthen the production growth trajectory and increase the value captured from the company’s assets.

New production projections

Production	2026 Projection*	New 2026 Projection
Oil and NGL production (million bpd)	2.5	2.7 – 2.8
Commercial oil and gas production (million boed)	2.8	2.9 – 3.0
Total oil and gas production (million boed)	3.1	3.3 – 3.4

(*) +/- 4%

The 2026 projection for total Capex in the Implementation Portfolio has been revised from US$ 19.4 billion to a range of US$ 24 billion to US$ 25.5 billion, while the projection for cash investments in the Implementation Portfolio has increased from US$ 16.9 billion to a range of US$ 21 billion to US$ 22 billion. The updated guidance does not represent an increase in the total costs of the projects.

The higher investment level is mainly associated with foreign exchange effects and better-than-planned project execution. Notable factors include faster-than-expected progress in the construction of Petrobras-owned FPSOs for the Búzios, Atapu and Sépia fields; greater rig availability, with most rigs allocated to Búzios projects; and an increase in the number of well tie-ins. These factors have contributed to production growth. In addition, Capex was affected by the projected localization of the Búzios 9 and 10 platforms in 2026, while the revised cash investment projection takes into account the payment, scheduled for December, of the signing bonuses for the ANP (National Agency of Petroleum, Natural Gas and Biofuels) auctions held in October.

The 2026 estimate for operating cash flow, based on the Total Portfolio, has also been updated, increasing from US$ 35 billion to a range of US$ 45 billion to US$ 50 billion, reflecting the new Brent price level and growth in oil and refined product production.

The 2026 projection for manageable operating expenses (GOG) has increased from US$ 20.2 billion to a range of US$ 24.2 billion to US$ 25.5 billion. This revision is mainly due to foreign exchange effects; higher oil and gas production, including expenses associated with bringing forward P-79; and higher logistics costs, particularly because of the exceptionally high freight rates in 2026 and the increase in volumes transported. Despite this revision, manageable operating expenses per barrel produced will remain competitive, with a projected 2% reduction compared with the actual figure for 2025.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The 2026 estimate for lease payments has also been revised, from US$ 10 billion to a range of US$ 11 billion to US$ 11.5 billion. This reflects increased production and the acceleration of E&P projects, which require more rigs and support vessels, as well as a larger fleet of oil export tankers.

The new projections are based on information currently available to the company. Statements and information about the company’s future contained in this Material Fact should not be construed as guarantees or promises of performance, as they are subject to risks and uncertainties associated with the economic, regulatory and competitive conditions of the countries in which Petrobras operates, as well as its strategic and operational decisions.

Information about the company’s projections, including their monitoring and revision, will be included in the Reference Form. The form will be updated in due course in accordance with applicable regulations and made available on the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and Petrobras’ Investor Relations websites.

New financial projections

CAPEX (US$ billion)	2026 Projection*	New 2026 Projection
Total Capex (Implementation + Evaluation Portfolios)	20.5	24 – 25.5
Total Capex (Implementation Portfolio)	19.4	24 – 25.5
E&P Capex (Implementation Portfolio)	14.8	20 – 21.3
RTC Capex (Implementation Portfolio)	3.2	3,0 – 3.2
Cash Investment (Implementation + Evaluation Portfolios)	18	21 – 22
Cash Investment (Implementation Portfolio)	16.9	21 – 22
SOURCES AND USES (US$ billion)	2026 Projection	New 2026 Projection
Operating cash flow	35	45 – 50
Lease payments	10	11 – 11.5
OTHER METRICS	2026 Projection	New 2026 Projection
GOG – Manageable Operating Expenses (US$ billion)	20.2	24.2 – 25.5

(*) +/- 5%

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer